Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

April 21, 2009

By IDEA and U.S. Mail

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd,
Amendment No. 3 to Registration Statement on Form S-1
File No: 333-152964

Dear Mr. Schwall:

On behalf of Recon Technology, Ltd and in response to the comments set forth in your letter dated April 6, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

Fee Table

1.	We note that in your response to comment one you state that you are registering the placement agent warrants and the underlying common shares issued in connection with such warrants. Although you can register the issuance of both the warrants and the underlying common shares, you cannot rely on Rule 415 to register the resale of the underlying shares because the warrants are not yet outstanding. Please revise your disclosure accordingly or advise.

Recon-CI acknowledges the comment and has revised the registration statement to remove its reliance on Rule 415 for the underlying shares.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

H. Roger Schwall, Esq.

April 21, 2009

Prospectus Summary, page 1

2.	Please eliminate the word “will” from your list of forward-looking statements. We note that such disclosure also appears on page 20.

Recon-CI acknowledges the comment and has revised the forward-looking statements on pages 1 and 20 to remove the word “will.”

Our Corporate Structure, page 20

Contractual Arrangements with Domestic Companies and their Shareholders, page 23

3.	We note your response to our prior comment 12. Please provide information in this section, similar to that provided in your response letter, regarding how the other 10% of net profits may be distributed as dividends to Recon-JN. Explain that Recon-JN may choose to retain or to distribute the dividends to the Principal Shareholders.

Recon-CI acknowledges the comment and has supplemented the disclosure on page 20 to clarify the ways in which the other 10% may be used and the limitations on such use, as previously disclosed in Recon-CI’s March 18, 2009 letter to the Commission.

Selected Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial and Operating Data, page 31

4.	Please identify the pro forma information that you have presented or intend to present under this heading. Given your disclosure on page 12, indicating that your founders have agreed to place ordinary shares into escrow equal to 50% of the number to be sold in your offering, to be redeemed without consideration to the extent necessary to cause your earnings per share to be at least $0.7459 for the year ended June 30, 2010, it appears that you should include pro forma EPS under this heading, within the Capitalization section on page 26, and elsewhere in your filing where you include pro forma information, for your minimum and maximum offering scenarios, reflecting this provision.

Recon-CI acknowledges the comment and has revised the heading to this section to delete the words “Pro Forma” as there is no such information included in this section. Since the stock split has been authorized by the Board as of April 21, 2009, no pro forma information is required for the stock split. Recon-CI has not included in the Capitalization section on page 26 any earnings per share figures. A full description of the treatment of the founders’ share escrow is located on pages F-17 and F-38.

In addition, Recon-CI has amended the registration statement to remove disclosures regarding the escrow of offering proceeds. Pursuant to the amendment of the engagement letter between Recon-CI and the placement agent dated April 21, 2009, the parties determined that such escrow arrangement would not be implemented.

H. Roger Schwall, Esq.

April 21, 2009

Management’s Discussion and Analysis, page 32

Results of Operations, page 39

5.	Please explain the reasons for your increase in revenues during the six months ended December 31, 2008 compared to the six months ended December 31, 2007.

Recon-CI acknowledges the comment and has revised the results of operations on page 39 to clarify that the reason for its increase in revenues during the six months ended December 31, 2008 compared to the same period in 2007 was due to an increase in sales that resulted from Recon-CI’s continued adaptation to its competitive market. Recon-CI believes that it benefits from a positive reputation in its industry and strong relationships with its customers. As a result, Recon-CI was able to expand its customer base and to supply new products and services to new and existing customers. In addition, Recon-CI sought to increase the value per transaction by increasing its focus on high-volume transactions. Finally, Recon-CI improved its accounting infrastructure to shorten the time needed to recognize revenues.

6.	Please disclose the increase in your cost of revenues as a percentage of revenues for the six months ended December 31, 2008 compared to the six months ended December 31, 2007.

Recon-CI acknowledges the comment and has revised the results of operations on page 39 to disclose that the increase in cost of revenues as a percentage of revenues during the six months ended December 31, 2008 compared to the same period in 2007 was due to three factors: (i) sales of hardware, a lower-margin product, increased dramatically while business with higher margins, like sales of software and services, decreased or remained flat; (ii) Recon-CI outsourced a portion of its new services to oilfield companies; and (iii) Recon-CI faced price increases and total purchasing cost increases.

U.S. Federal Income Taxation, page 67

7.	Please eliminate the statement that “you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares,” although you may suggest this course of action.

Recon-CI acknowledges the comment and has revised the language in question to read as follows (deleted text is stricken-through and inserted text is underlined):

If you are a partner in a partnership or other entity taxable as a partnership that holds ordinary shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you may wish to consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares.

H. Roger Schwall, Esq.

April 21, 2009

Lock-Up Agreements

8.	We note your response to prior comment 23. You state that you have filed an amended form of the lock-up agreement. You note that your agreement with the founders comprise two elements. The form of the agreement appears to reflect the second element of your agreement with the founders. Please tell us whether the first element of the agreement was reduced to a writing and, if so, please file the document as an exhibit. Further, if such element was not reduced to a writing, please provide a written description of the agreement. See Regulation S-K Compliance and Disclosure Interpretation 146.04.

Recon-CI acknowledges the comment. At the time of the filing of the Second Amendment to the registration statement, Recon-CI and the placement agent had reduced to writing the escrow of Founders’ Shares pending the completion of the fiscal year ending June 30, 2010 in the amended and restated engagement letter dated March 6, 2009. The escrow language (Sections 1(b) and 1(c)) reads as follows:

b.	RECON expects to have a net after tax income, based on U.S. generally accepted accounting principles (“GAAP”), of at least $3,350,547 for the fiscal year ending June 30, 2010. Assuming that 4,492,000 ordinary shares will be outstanding following the completion of the IPO (based on a $10,200,000 IPO), the earnings per share (“EPS”) for the ordinary shares of RECON will be $0.7459, if the net income is $3,350,547 for the year ending June 30, 2010. Should RECON’s GAAP after tax EPS for fiscal year 2010 fall below $0.7459, an adjustment will be made to reduce, pro rata, the number of ordinary shares held by the pre-IPO investors of RECON (the “Founders’ Shares”), to a level equal to that number of ordinary shares which will most closely result in an adjusted EPS equal to $0.7459. The maximum number of Founders’ Shares to be utilized for this purpose is described below. This calculation will be reviewed by the auditing firm responsible for the annual audit of RECON and will be reported as a subsequent event in RECON’s annual financial statements. Any of the Founders’ Shares reduced under this provision will be redeemed by RECON for no additional consideration and cancelled.

c.	That number of the Founders’ Shares that equals fifty percent (50%) of the maximum number of shares to be sold in the Offering will be deposited into an escrow account at a bank acceptable to A&S and under terms acceptable to A&S. This escrow account must be established prior to the commencement of the IPO. The amount of the escrowed shares will be adjusted at the time of the closing of the IPO to equal fifty percent of the actual number of shares placed in the Offering, with any shares in excess of the fifty percent to be returned to the original holders thereof. The shares placed into escrow will remain in place until the release of RECON’s annual report (Form 10-K) following the completion of the fiscal year ending June 30, 2010. In the event that the IPO has not been completed by September 30, 2009, the Founders’ Shares will be released from escrow, unless such date is extended by mutual consent of A&S and RECON.

At the time of filing, the terms of the escrow agreement itself had not been finalized. These terms have now been finalized, and the resulting form of Founders’ Share Escrow Agreement has been filed with this amendment as Exhibit 10.51. Recon-CI expects that this agreement will be executed prior to requesting effectiveness.

H. Roger Schwall, Esq.

April 21, 2009

Financial Statements

General

9.	Please amend your filing to include, in addition to your year-to-date financial information from July 1, 2008 through December 31, 2008, Statements of Operations and Statements of Cash Flows for the three month period ended December 31, 2008 as required by Instruction 1 to Rule 8-03 Regulation S-X.

Recon-CI acknowledges the comment. Instruction 1 to Rule 8-03 of Regulation S-X only applies to Form 10-Q and is not applicable to a registration statement filing. Therefore, Recon-CI has not added a Statement of Operations or a Statements of Cash Flow for the three month period ended December 31, 2008.

10.	We understand from your disclosure on page 26 that you intend to complete a forward stock split of 53.04758 for 1 prior to completing your initial public offering. We would ordinarily expect the historical shares, share activity and EPS presented in your financial statements and elsewhere in the filing to be retroactively adjusted for stock splits that are completed prior to effectiveness of your registration statement, consistent with the guidance in SAB Topics 4:C and D, and paragraph 54 of SFAS 128.

Please also expand your policy note on page F-15 to disclose how you intend to handle the escrow arrangement discussed on page 12 when calculating basic and diluted EPS, including details sufficient to understand how your methodology compares to that prescribed in paragraphs 10 and 30 of SFAS 128.

Recon-CI acknowledges the comment. On April 21, 2009, the Board of Directors approved an ordinary share dividend and repurchase to result in a forward stock split of 53.04758 for 1. All presentations in the financial statements and elsewhere in the filing have been retroactively adjusted, consistent with the guidance in SAB Topics 4:C and D, and paragraph 54 of SFAS 128 to reflect the effects of the stock split as if the shares had been outstanding for all periods presented.

Recon-CI has expanded its policy note on page F-15 to disclose how the placing of shares in escrow will be treated for purposes of calculating basic and diluted EPS including how this policy compares to that prescribed in paragraphs 10 and 30 of SFAS 128.

Note 1 - Organization and Basis of Presentation, Page F-9

11.	We understand from your response to prior comment 27 that you have concluded that no party absorbs a majority of the expected losses (as defined in paragraph 8 of FIN 46(R)) of either BHD, Nanjing Recon, or ENI (collectively, the “Domestic Companies”). Please submit the analysis that you performed, including a schedule showing the dispersion or allocation of expected losses, in arriving at this view.

H. Roger Schwall, Esq.

April 21, 2009

Please also add to your list of variable interest entities, presented under this heading, the percentage of your economic interest in each entity; and disclose the manner by which you have determined amounts associated with minority interests.

Recon-CI acknowledges the comment. Paragraph 3 of FIN 46(R) defines the term entity to include: corporations, partnerships, limited liability companies, grantor trusts, and other trusts. Paragraph 14 of FIN 46(R) provides that if an enterprise absorbs a majority of the losses, that enterprise will consolidate the variable interest entity even though another enterprise receives a majority of the residual returns. Since the shareholders of BHD, Nanjing Recon and ENI are individuals, no enterprise receives a majority of the expected losses other than the entity itself. Therefore, Recon-JN consolidates the entities because under the control agreements, it receives a majority of the residual returns.

Recon-CI has expanded the disclosure in Note 1 to show the economic interest in each VIE and the manner of determining amounts associated with minority interests.

12.	We understand from your disclosures on pages F-23 and F-26 that you deconsolidated Adar Petroleum in your 2008 fiscal year, and Henga Haitian and Yabei Nuoda in the subsequent interim period, because BHD and Nanjing Recon (two entities which you continue to consolidate under FIN 46(R) ceased to be the primary beneficiaries when Principal Shareholders of the deconsolidated entities altered their equity ownership in those entities. We understand that Xiamen Recon was also deconsolidated because it was majority owned by Henga Haitian. Please address the following points.

•

Tell us how you determined that either BHD or Nanjing Recon were the primary beneficiaries of the three entities mentioned above, and explain how the change in equity ownership altered your economic relationship with those entities.

Recon-CI acknowledges the comment. Recon-CI determined that either BHD or Nanjing Recon were the primary beneficiaries of the three entities mentioned above because the three entities were designed to sell the products of BHD or Nanjing Recon and were controlled by BHD or Nanjing Recon’s shareholders through equity ownership. The change in equity ownership caused BHD and Nanjing Recon to lose their ability to influence the three entities, which caused BHD and Nanjing Recon not to be their primary beneficiaries of their variable interests. In addition, since the dates of deconsolidation Recon-CI has not engaged in purchase or sales transactions with any of the VIEs deconsolidated.

•	Describe the extent of any minority interest in each of these entities that you accounted for apart from your interest during the periods consolidated, and explain how you made these determinations.

Recon-CI acknowledges the comment and did not account for any amounts for any minority interest apart from that described under Comment 11.

•

Specify the amount and form of consideration that you received in connection with relinquishing your rights to receive a majority of the expected residual returns, causing the loss in primary beneficiary status.

Recon-CI acknowledges the comment and has expanded disclosure in Note 12 on page F-23 and Note 11 on page F-44 to explain the amount of consideration received for each entity.

H. Roger Schwall, Esq.

April 21, 2009

•	Describe the manner by which you accounted for the deconsolidation, indicate the extent of any gain or loss recognized, and explain how your accounting is consistent with paragraph E46 of FIN 46(R).

Recon-CI acknowledges the comment and has expanded its disclosure to indicate the manner in which it has accounted for the deconsolidation which is consistent with accounting for majority owned subsidiaries.

•	Tell us why you appear to be reducing the number of outstanding ordinary shares on pages F-6 and F-30 in connection with your deconsolidations.

Recon-CI acknowledges the comment. The accompanying condensed consolidated and combined financial statements have been restated on a retroactive basis to reflect the issuance of shares as though they had been issued on the dates of the capital contributions and deconsolidations of the Principal Shareholders based on the proportion of each amount to the total through December 31, 2008 resulting in 2,652,379 shares being outstanding at December 31, 2008 which resulted in more shares being reflected outstanding in prior periods.

13.	Please expand your disclosure to describe the nature of operations conducted through the six entities consolidated by BHD and Nanjing Recon prior to either the sale of equity interests in, or loss or primary beneficiary status over, those entities; and explain your reasons for disassociating the company with those operations. Please submit a schedule showing the results of operations associated with each entity for each period presented, and reconcile this activity to that shown for discontinued operations.

Recon-CI acknowledges the comment and has expanded disclosure to describe the nature of operations conducted by each entity under Note 1 to the financial statements and the reasons for disassociating Recon-CI with those operations. A schedule showing the results of operations for each entity by period has been added to Note 12 on page F-23 and Note 11 on page F-44. This schedule reconciles to the amount of discontinued operations.

Note 12 - Discontinued Operations and Deconsolidation of a Variable Interest Entity, page F-23

14.	Please expand your disclosure under this heading and the corresponding Note 11 to your interim financial statements on page F-42 to specify the amount and form of consideration that you received on the sale of equity interests and sale of beneficial interests in the variable interest entities that you were consolidating under FIN 46(R); also to include details of your accounting for deconsolidation in each instance, identifying gain or loss and quantifying the extent to which your beneficial interests have been diminished.

Recon-CI acknowledges the comment and has expanded disclosure in Note 12 on page F-23 and Note 11 on page F-44 to explain the amount of consideration received for each entity.

H. Roger Schwall, Esq.

April 21, 2009

Financial Statements - Interim. page F-27

General

15.	Please add the comparative June 30, 2008 balance sheet alongside your interim balance sheet to comply with Rule 8-03 of Regulation S-X.

Recon-CI acknowledges the comment and has added the comparative June 30, 2008 balance sheet alongside the interim balance sheet for December 31, 2008.

Note 1 - Organization and Nature of Operations, page F-33

16.	We understand that you will need to update your list of consolidated variable interest entities under this heading to differentiate between entities that are still consolidated and those that are no longer consolidated, consistent with your disclosures under Note 12 on page F-23, and Note 11 on page F-42. Similarly, we believe that you should segregate those entities no longer consolidated as of June 30, 2008 within your list on page F-9.

Recon-CI acknowledges the comment and has expanded the disclosure on page F-33 and on page F-9 to show which entities are no longer consolidated as they have been deconsolidated as of the balance sheet date. The paragraph descriptions give more detail regarding each individual entity that has been deconsolidated.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Third Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Yin Shenping
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.
Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of the Third Amendment against

the Second Amendment to the Registration Statement on

Form S-1